Mail Stop 7010

August 18, 2005

via U.S. mail and facsimile

Ronald L. Stewart
Chief Executive Officer and Director
Material Sciences Corporation
2200 East Pratt Boulevard
Elk Grove Village, Illinois  60007

	Re:	Material Sciences Corporation
		Form 10-K for the Fiscal Year Ended February 28, 2005
		Filed July 8, 2005
		File No. 1-8803

Dear Mr. Stewart:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

Critical Accounting Policies, page 24

1. In future filings, please expand your critical accounting policies to address the following:
* Long-lived assets: Due to the recent significant operating losses generated from your German subsidiary resulting in a valuation allowance against its deferred tax assets, please disclose the carrying value of assets at the unprofitable German operations. Refer to Item 303(a)(3) of Regulation S-K and Section 501.02 of the
Financial Reporting Codification for guidance.
* Income taxes: Please address how you determined the realizability of your deferred tax assets and the amount of the valuation allowance. To the extent applicable, quantify the amount of taxable income you must generate to fully realize your deferred tax assets.
* Defined Benefit Retirement Plans: Please state the impact of a plus or minus 1% change in the discount rate.
In addition, please tell us what consideration you gave to including your environmental contingencies as a critical accounting policy. Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No.
33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.

Consolidated Statements of Cash Flows, page 31

2. We note that your line item in investing activities titled, "Cash from Cancellation (Issuance) of Letters of Credit," is actually the change in restricted cash affecting cash and cash equivalents. In future filings, please provide a more accurate title to clarify what this amount represents. Furthermore, please tell us why you believe the change in restricted cash related to your letters of credit issued for items such as your share of environmental remediation expenses, a customer dispute, and workers` compensation is an investing activity instead of an operating activity. Please cite the authoritative literature that supports your position.

Note 2:  Joint Venture and Partnership, page 38

3. We note that you are accounting for your investment in Tekno under the equity method, and that the fiscal year 2005 gain you recorded was $178,000, or 21% of net income, and the fiscal year 2003 loss you recorded was $1,557,000, or 104% of net income. As such, please provide us with the significance tests for each period presented for
Tekno in determining whether separate financial statements are required in accordance with Rule 3-09 of Regulation S-X.

Note 3:  Contingencies, page 39

4. You state on page 40 in the third full paragraph, "[t]he Company does not believe that the ultimate outcome of its environmental legal proceedings will have a material adverse effect...However, due to a number of uncertainties...actual results could differ from the Company`s estimates and could have a material adverse effect on the
Company`s financial condition or results of operations." This statement appears to imply that the reasonably possible amount of loss in excess of your accrual is material. SFAS 5 and SAB Topic 5:Y require additional disclosure if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made. Please provide us with the disclosure you intend to include in future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, Al Pavot at (202) 551-3738, or me at (202) 551-3255, if you
have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Ronald L. Stewart
Material Sciences Corporation
August 18, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE